IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CATHY BUCH,	C.A. No. 10933-VCL
Plaintiff,	
v.	**PUBLIC VERSION filed:** **April 27, 2015**
DAVID FILO, SUSAN M. JAMES, MAX R. LEVCHIN, MARISSA A. MAYER, THOMAS J. MCINERNEY, CHARLES R. SCHWAB, H. LEE SCOTT, JR., JANE E. SHAW, MAYNARD G. WEBB, JR., HENRIQUE DE CASTRO and YAHOO! INC.	
Defendants,	

VERIFIED CLASS ACTION AND DERIVATIVE COMPLAINT

Plaintiff Cathy Buch ("Plaintiff"), as a stockholder of Yahoo! Inc. ("Yahoo" or the "Company"), and on behalf of Yahoo, brings the following Verified Class Action and Derivative Complaint against the Company (with respect to the Class claims), its former Chief Operating Officer Henrique de Castro and against the members of Yahoo's board of directors (with respect to the Class and Derivative claims). The allegations herein are based upon, *inter alia*, the investigation made by and through Plaintiff's attorneys of documents Plaintiff has received in response to several demands for inspection under 8 Del. C. § 220 and a review of publicly available information, except as to those allegations that pertain to the Plaintiff herself, which are based on her knowledge, as follows:

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NATURE OF THE ACTION

1.   Plaintiff brings this action directly, on behalf of herself and all others similarly situated stockholders of Yahoo, and derivatively on behalf of Yahoo to recover the full current value of Mr. de Castro's severance compensation, which was valued at $57.96 million on the date of his termination – January 16, 2014. Plaintiff brings this action because ███████████████████████████████

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██████████████████████████Plaintiff has received in response to her

demands for inspection under 8 Del. C. § 220.

4.   The result of██████████████████████████████████is

that, according to *The New York Times*, Mr. de Castro was paid an extraordinary

and irrational amount of compensation for very little and very poor work: "All

told, Mr. de Castro will walk away with at least $88 million and as much as $109

million for his 15 months of work."

5.   Moreover, when Yahoo announced this extraordinary severance in its

2014 proxy statement, Defendants misled shareholders by claiming that his

"severance value" was only $16.99 million on the date he was hired – October 15,

2012 – suggesting that they did not intend for him to receive such high

compensation when they hired him. As demonstrated herein, ¶¶ 60-66, an accurate

depiction of Mr. de Castro's severance as of October 15, 2012 would have a value

of $24.31 million.

6.   Plaintiff brings this action to recoup the $57.96 million provided to

Mr. de Castro as a result of ███████████████████████████████████████

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brings this action to correct Yahoo's misleading disclosures, which falsely

portrayed the value of Mr. de Castro's severance.

PARTIES

7.   Plaintiff Cathy Buch has been a stockholder of Yahoo since March 30,

2009, and has been such continuously since then.

8.   Defendants David Filo, Susan M. James, Max R. Levchin, Marissa A.

Mayer, Thomas J. McInerney, Charles R. Schwab, H. Lee Scott, Jr., Jane E. Shaw,

and Maynard G. Webb, Jr., constitute the Yahoo Board (collectively, the "Director

Defendants"). In their capacities as directors, they are each responsible as

fiduciaries to the Company and its stockholders. They are also contractually bound

to the Company and its stockholders under the bylaws.

9.   Of these nine directors, the 2014 Proxy Statement claims that seven

meet the Nasdaq "independence" requirements. Defendant Mayer is not

independent because she is Chief Executive Officer and President of the Company.

Defendant Filo is not independent because he is a co-founder and officer of Yahoo,

occupying the role of "Chief Yahoo."

10.   Defendant Henrique de Castro was Yahoo's Chief Operating Officer from November 2012 until January 16, 2014. According to Yahoo's 2013 proxy statement, Mr. de Castro was awarded $39,184,112 in compensation for 2012. According to Yahoo's 2014 proxy statement, Mr. de Castro was awarded $10,944,360 in compensation for 2013. In addition, the value of Mr. de Castro's severance when he was terminated in January 2014 was $57.96 million according to Yahoo's 2014 proxy statement. This compensation made Mr. de Castro not only the highest paid Chief Operating Officer in the United States for the 15 months he was employed at Yahoo, it made him one of the highest paid executives (including CEOs) in the country.

11.   Defendants Webb and James are members of the Compensation and Leadership Development Committee of the Company's Board (the "Compensation Committee"). Defendant Webb serves as chair of the Compensation Committee.

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12.   Defendant Yahoo is a corporation organized under the laws of the State of Delaware. The Company's last fiscal year ended December 31, 2014.

According to the 2014 proxy statement, as of April 28, 2014, there were 1,006,398,567 shares of common stock outstanding.

13.   The Company's stock is traded on the Nasdaq Global Select Market under the symbol "YHOO." Yahoo is a global technology company with more than 800 million monthly users who connect to its applications such as Search, Communications, Digital Magazines and Video.

CLASS ACTION ALLEGATIONS

14.   Plaintiff brings Counts I and III individually and as a class action, pursuant to Court of Chancery Rule 23, on behalf of all similarly situated stockholders of Yahoo (the "Class"). Excluded from the Class are Defendants herein, and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

15.   This action is properly maintainable as a class action.

16.   The Class is so numerous that joinder of all members is impracticable. As of February 13, 2015, there were 936,120,954 shares of Yahoo common stock outstanding, and there were 9,383 stockholders of record.

17.   There are questions of law and fact that are common to the Class including, *inter alia*, the following:

    (a)   whether the Director Defendants breached their fiduciary duties to Plaintiff, the other members of the Class and the Company; and

(b)   whether Plaintiff and the Class are entitled to declaratory relief, injunctive relief and/or damages.

18.   Plaintiff is committed to prosecuting this action, having previously issued § 220 demands and obtained documents thereby, and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

19.   The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not party to the adjudications, or substantially impair or impede their ability to protect their interests.

20.   Defendants have acted, or refused to act, on grounds generally applicable to and causing injury to the Class, and therefore injunctive relief and/or corresponding declaratory relief on behalf of the Class as a whole is appropriate.

WRONGFUL ACTS AND OMISSIONS

I.   The Yahoo Board Hires and Pays Henrique de Castro Extraordinary Compensation Without Meeting Him

21.   Henrique de Castro's ill-fated tenure at Yahoo was the direct result of the hiring of Marissa Mayer as Yahoo's CEO. Ms. Mayer was hired by Yahoo in July 2012 in an effort to revitalize Yahoo's flagging business, which had been losing ground to competitors such as Google, Facebook and Ebay for over a decade. Mayer was previously in charge of Google's most important product – Search[1] – and her hiring was intended to rebuild Yahoo in Google's image.

22.   Mayer's specialty – based on her time at Google and her educational background – was developing internet products. But she did not have an extensive background in monetizing these products. Thus, when Mr. de Castro – then Google's president of media, mobile and platforms – reached out to her in July or August 2012 (almost immediately after she became CEO) for a sit down dinner, she accepted the invitation. According to the NY Times, she also suggested a quiet

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[1] According to the NY Times, but unknown to Yahoo at the time, Mayer had since been demoted to Google's less important products such as Maps, and she was not reporting directly to Larry Page, then Google's C.E.O. Nicholas Carlson, *What Happened When Marissa Mayer Tried to Be Steve Jobs*, NY TIMES, Dec. 17, 2014 (hereinafter "NY Times").

venue and arranged for a table in the back of the restaurant. Mr. de Castro would

soon become Yahoo's new COO.[2]

23.   After this dinner, the two almost immediately began negotiating Mr.

de Castro's salary over email. The NY Times reported that "[e]very night, Mayer

would make an offer, only to wake up to a reply with a list of more conditions."

Eventually, they agreed to a figure of $60 million for Mr. de Castro's employment.

24.   According to documents received by Plaintiff in response to her § 220

demands,

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The NY Times reports that "The Yahoo board

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[2] Before Mr. de Castro approached Ms. Mayer, Yahoo's COO was Ross
Levinsohn, who – according to the NY Times – some on the board had hoped
would stay on after Mayer took control. But that hope was dashed when Mayer
asked Levinsohn to fly from L.A. for a meeting and then stood him up.

was aghast." ██

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████████████████████████████████████Although the NY Times

reported that "[d]espite the board's urging, Mayer opted against vetting Henrique

de Castro." ██

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31.   Had anyone vetted de Castro, they would have learned – as the NY

Times reported – that he

> had a poor reputation among his colleagues in Google's advertising
> business. Many had derisively called him the Most Interesting Man in
> the World, in reference to the satirically fatuous spokesman for Dos
> Equis beer. De Castro had a tendency to make grand, awkwardly
> worded pronouncements. He was the inspiration for the Twitter
> handle @HdCYouKnowMe, which posted tweets that straddled the
> line between reality and parody: "To incentivize the sales force, you
> need to hit them with the carrot" and "Product is like snakes . . .
> slippery — we need someone with a big hammer."

32.   Nonetheless, without vetting him and█████████████████████

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(Emphasis added.)

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III.   Mr. de Castro's Tumultuous Tenure at Yahoo

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46.   Nonetheless, the NY Times reports that

De Castro's new Yahoo colleagues got a full dose of his strange locution at the company's annual sales meeting, in early 2013, when *he berated his sales force with a rangy, pedantic speech.* (De Castro did not respond to requests for comment.)

De Castro's plan for growing Yahoo revenues focused on user-generated content, like the videos available on YouTube or Instagram. The only problem was that Yahoo did not have access to enough user-generated content to support this plan. (Its attempt to acquire Daily Motion, a YouTube clone, had fallen apart.) As Yahoo's ad revenues continued to decline, de Castro began to alienate his staff and fellow executives. After one of his direct reports gave a presentation about Yahoo's business in front of some 40 senior executives, *de Castro humiliated the person, saying: "I think your strategy's more of a fantasy. You make it up. You just make it up."* More important, advertising revenue declined in every quarter since he was hired. *Within a year, Mayer had personally taken control of Yahoo's ad team.*

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48.   Mr. de Castro's "humiliating" and "berating" Yahoo's employees

potentially demonstrates

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Mr. de Castro should have been terminated "for cause" – saving Yahoo almost $60

million in severance.

IV.   De Castro's Termination "Without Cause" ████████████
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50.   As noted above, ██████████████████████████████████████

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[3] At the time de Castro was hired, there were four members of the Compensation Committee – Webb, James, Liguori and Wilson – but by the time he was terminated, only two members remained – Webb and James. Wilson resigned in July 2013 and Liguori was a member of the Committee only from May 24, 2012 until December 11, 2012, and he determined not to stand for reelection in 2014.



56.   Therefore,

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████████████████████Moreover, despite the fact that Mr. de Castro's

termination was well-publicized both by Yahoo in a January 15, 2014 Form 8-K

and by many media publications that criticized the magnitude of Mr. de Castro's

severance,███████████████████████████████████████

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V.　Defendants Misleadingly Report Mr. de Castro's Severance

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61.   Thus, when Defendants disclosed the size of Mr. de Castro's

severance, they provided a wholly unnecessary, self-serving and misleading

column next to these numbers titled "severance value on offer letter signing date"

on page 83 of the 2014 proxy statement. This table is an obvious attempt by

Defendants to soften the fact that Mr. de Castro's severance after just 15 months at

Yahoo was $57.96 million:

	Severance Value on Offer Letter Signing Date (October 15, 2012)	Severance Value on Termination Date (January 16, 2014)
Cash	$ 1.14 million	$ 1.14 million
Time-Based RSUs[1]	$ 3.74 million	$ 9.62 million
Performance Options[2]	$ 0.00 million	$16.02 million
Make-Whole RSUs[3]	$12.12 million	$31.18 million
Total	**$16.99 million**	**$57.96 million**
Yahoo Stock Price	**$15.68**	**$40.34**

(1)   Of the 953,895 time-based RSUs awarded to Mr. de Castro, 238,474 became vested as a result of his severance, and 457,076 were forfeited.

(2)   Of the 3,779,051 performance options awarded to Mr. de Castro, 746,362 became vested as a result of his severance, and 2,144,613 were forfeited (including forfeitures due to application of the performance metrics for 2013 performance periods).

(3)   Of the 1,059,883 make-whole RSUs awarded to Mr. de Castro, 772,832 became vested as a result of his severance, the remaining unvested RSUs

62.   The table is misleading because, *inter alia*, it uses an undefined term:

"severance value." "Severance value" is not an accounting term, and it has no

generally accepted meaning. A reasonable stockholder might assume that it

means "grant date fair value," which is an accounting term that does have a defined

meaning, and is used by Yahoo, and all other public companies, to provide the value of the equity compensation these companies grant each year as disclosed in their proxy statements. Indeed, the table's "severance value" on October 15, 2012 appears to provide the grant date fair values as of the October 15, 2012 of the "Cash," "Time-Based RSUs," and "Make-Whole RSUs" Mr. de Castro received as severance. But this is not the case for the "Performance Options," which the table assigns a $0.00 value. According to the proxy statement, the table assigns "Performance Options" this $0.00 value because for unexplained reasons, Defendants calculated the value of these options based on "the difference between the exercise price of the options and the closing price of our stock on the applicable date." In other words, Defendants provided two separate ways of valuing the equity compensation in this table and called both methods "severance value." But obviously de Castro did not contract for valueless options. ███████████████

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██████████████████████████████ And, according to page 89 of the 2014 proxy statement, on January 18, 2013, half of these awards (1,889,525) had a grant date fair value of $10,307,359. Thus, reporting a "severance value" of $0.00 for these awards is false or misleading. By failing to provide the grant date fair value of these performance options, Defendants have deceived stockholders.

63.   The October 15, 2012 column of this table is also false or misleading

because it assigns a $15.68 Yahoo stock price to provide the "severance value" of

all of these equity awards. But, although this was the October 15, 2012 stock

price, it had no impact on the amount of stock actually granted to Mr. de Castro.

To be clear, Mr. de Castro did not contract for a certain number of shares; he

contracted for a shares and options valued at approximately $56 million.

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provided to Mr. de Castro was not determined as of his hiring date, but was

determined as of the date these awards were actually granted, which was

November 29, 2012 according to Yahoo's proxy statements.

64.   Indeed, when Mr. de Castro was actually granted his performance

options, time-based RSUs, and "Make-Whole RSUs" on November 29, 2012,

Yahoo's stock price was $18.87, and Yahoo used this stock price to determine how

many options and shares to grant him such that he would receive the $56 million in

equity compensation for which he had contracted.[5] Thus, by using a stock price of

$15.68 in the above table instead of $18.87, Defendants again falsely reduced the

"Severance Value on Offer Letter Signing Date."

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[5] Defendants also used $18.87 to calculate the $16.02 million "Severance Value" it
gives his "Performance Options" as of the "Termination Date (January 16, 2014)."
To illustrate, the Yahoo Stock Price on January 16, 2014 was $40.34, and
subtracting $18.87 from that equals $21.47, which when multiplied by 746,362
options equals $16.02 million.

65.   Had Defendants provided an accurate depiction of Mr. de Castro's severance as of his hiring date, they would have assigned the following values to this compensation:

- Cash = $ 1.14 million

- 238,474 Time-Based RSUs at $18.87/share = $ 4.5 million

- 746,362 Performance Options at $5.455/share[6] = $4.07 million

- 772,832 Make-Whole RSUs at $18.87/share = $14.6 million

                                                             $24.31 million

66.   Thus, the table in Defendant's proxy statement devalues Mr. de Castro's anticipated severance by $7.32 million as of October 15, 2012 ($24.31 million - $16.99 million). In doing so, ██ ██ ██ ██ ██

DEMAND FUTILITY ALLEGATIONS

67.   Plaintiff has not made any demand on the Company's Board to institute Counts I and III of this action because none is required for a direct claim

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[6] This reflects the Black-Scholes value of each performance option granted to Mr. de Castro on November 29, 2012 when the stock price was $18.87 per share according to Yahoo's 2014 proxy statement and 2013 10-K.

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regard to the derivative claims (Counts II, IV and V), Delaware law excuses

demand whenever the challenged act of the board is not the product of a valid

exercise of business judgment, regardless of whether a majority of the board is

disinterested and independent.

68.   As of the date of filing, there are nine members of Yahoo's Board. As

stated above, of these nine directors, the 2014 Proxy Statement claims that seven

meet the Nasdaq "independence" requirements. Defendant Mayer is not

independent because she is Chief Executive Officer and President of the Company.

Defendant Filo is not independent because he is a co-founder and officer of Yahoo,

occupying the role of "Chief Yahoo."

69.   With regard to the remaining seven members of Yahoo's board, ██

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70.   In addition, for Plaintiff's claims concerning the misleading 2014 proxy statement, the board owes the stockholders a duty of full and fair disclosure, meaning that all material facts must be fully and fairly disclosed and no material facts may be omitted. This duty of disclosure is a thing apart from the duty and authority to deal with the business and property of the corporation. Courts give deference to a corporate board of directors as to questions of management of the corporation's business, but not as to questions of the board's performance of its disclosure duties, and for three reasons. First, a board's decision, even if made in good faith, to misstate or to omit a material fact cannot be defended on the grounds that reasonable persons could differ on the subject. Second, although courts may not be well suited to making business decisions, courts are well suited to deciding questions concerning the quality of, and circumstances surrounding, disclosures. Third, allegations that a proxy statement has materially false or misleading

representations and omissions could raise issues as to the honesty and good faith of the directors.

COUNT I
(Direct Claim for Breach of Contract Against All Defendants)

71.   The Complaint states a direct claim for relief against all Defendants under Delaware law for ████████████████████ and Delaware law.

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74.   As a result of these actions, Plaintiff and other similarly situated Class members have been and will be injured.

75.   To ameliorate the injury, either an equitable accounting with disgorgement and injunctive relief is required to have Mr. de Castro return his severance to Yahoo or Defendants should pay Yahoo the value of this severance.

COUNT II
**(Derivative Claim for Breach of Contract On Behalf of the Company Against
All Individual Defendants)**

76.   The Complaint states a derivative claim for relief against all

Defendants, other than Yahoo, under Delaware Law.

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78.   As a result, the Company has been and will continue to be injured

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COUNT III
(Direct Claim for Breach of Fiduciary Duty Against All Defendants)

79.   The Complaint states a direct claim for relief against all Defendants under Delaware law ███████████████████████ and Delaware law.

80.   Defendants caused materially misleading statements to be disseminated to the stockholders in the 2014 proxy statement concerning Mr. de Castro's "severance value" as of October 15, 2012 ██████████████████████

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81.   The acts of Defendants have injured Plaintiff and other Class members directly by providing materially false information.

82.   As a result of these actions of the Defendants, Plaintiff and other Class members have been and will be injured.

83.   Plaintiff has no adequate remedy at law.

84.   To ameliorate the injury, injunctive relief is required in the form of corrective disclosures regarding the 2014 proxy statement.

COUNT IV
(Derivative Claim for Breach of Fiduciary Duty On Behalf of the Company Against All Individual Defendants)

85.   The Complaint states a derivative claim for relief against all Defendants other than Yahoo under Delaware Law.

86.   The acts of the Director Defendants in distributing the false or misleading 2014 Proxy Statement have injured the Company by interfering with proper governance on its behalf.

87.   The acts of the Defendants in distributing the false and misleading Proxy Statement, including their names in it, constitute breaches of these Defendants' respective duties of loyalty to and care for the Company and its stockholders.

88.   As a result of these actions of the Defendants, the Company has been and will be injured.

COUNT V
(Derivative Claim for Unjust Enrichment On Behalf of the Company Against All Individual Defendants)

89.   The Complaint states a derivative claim for relief against the all Individual Defendants under Delaware Law.

90.   Defendant de Castro, at the time of his improper termination – January 12, 2014 – was an officer of Yahoo and thus he was contractually bound to

91.   Defendant de Castro has been or will be unjustly enriched as a result of his acceptance of severance ███████████████████████████████████ ██████

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93.   As a result, the Company has been and will continue to be injured because ██ ███████████

PRAYER FOR RELIEF

WHEREFORE, Plaintiff respectfully prays for the following relief:

A.   An order requiring equitable accounting, with disgorgement, in favor of the Company for the losses that it has and will sustain by virtue of the misconduct alleged herein;

B.   Awarding monetary relief, including but not limited to monetary damages to compensate for the payment of Mr. de Castro's severance, in addition to or in substitution of the specific equitable relief herein requested;

C.   Awarding declaratory and injunctive relief requiring Defendants to disclose all material information and correct material misrepresentations in the 2014 Proxy Statement;

D.   Awarding Plaintiff the costs and disbursements of this action and a

reasonable allowance for fees and expenses for Plaintiff's counsel and expert(s);

and

E.   Granting Plaintiff such other and further relief as the Court may deem

just and proper.

Dated: April 22, 2015

ANDREWS & SPRINGER LLC

By: /s/ *Peter B. Andrews*
Peter B. Andrews (Del. Bar No. 4623)
Craig J. Springer (Del. Bar No. 5529)
3801 Kennett Pike, Building C, Suite 305
Wilmington, DE 19807
Tel.: (302) 504-4957

Counsel for Plaintiff Cathy Buch

Of Counsel:

BARRACK, RODOS & BACINE
Daniel E. Bacine
Jeffrey W. Golan
Two Commerce Square
2001 Market Street, Suite 3300
Philadelphia, PA 19103
Tel.: (215) 963-0600

-and-

Alexander Arnold Gershon
Michael A. Toomey
11 Times Square, 10th Fl.
New York, NY 10036
Tel.: (212) 688-0782

Counsel for Plaintiff Cathy Buch